 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Daqo New Energy Corp.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

23703Q203[2]
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 23703Q203 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol “DQ.” Each American Depositary Share represents five Ordinary Shares.

CUSIP No. 23703Q203

1	NAME OF REPORTING PERSON

Percy Rockdale LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		166,030 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

166,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,030 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Represents Shares (as defined below) underlying 33,206 ADSs (as defined below). Each ADS represents five Shares.

2

CUSIP No. 23703Q203

1	NAME OF REPORTING PERSON

Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		27,970,990 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

27,970,990 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,970,990 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Represents Shares underlying 5,594,198 ADSs. Each ADS represents five Shares.

3

CUSIP No. 23703Q203

1	NAME OF REPORTING PERSON

Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		27,970,990 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

27,970,990 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,970,990 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Represents Shares underlying 5,594,198 ADSs. Each ADS represents five Shares.

4

CUSIP No. 23703Q203

1	NAME OF REPORTING PERSON

Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		27,970,990 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

27,970,990 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,970,990 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Represents Shares underlying 5,594,198 ADSs. Each ADS represents five Shares.

5

CUSIP No. 23703Q203

1	NAME OF REPORTING PERSON

Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		28,137,020 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

28,137,020 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,137,020 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Represents Shares underlying 5,627,404 ADSs. Each ADS represents five Shares.

6

CUSIP No. 23703Q203

Item 1(a).	Name of Issuer:

Daqo New Energy Corp., a Cayman Islands corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 29, Huadu Mansion

838 Zhangyang Road

Shanghai, The People’s Republic of China 200122

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Percy Rockdale LLC (“Percy Rockdale”),

•	Continental General Insurance Company (“CGIC”),

•	Continental Insurance Group, Ltd. (“CIG”),

•	Continental General Holdings LLC (“CGH”), and

•	Michael Gorzynski (“Mr. Gorzynski”).
Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office for Percy Rockdale and Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

Item 2(c).	Citizenship

Each of Percy Rockdale and CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States of America and Poland.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Shares”). The Reporting Persons own American Depositary Shares of the Issuer (“ADSs”), as set forth herein. Each ADS represents five Shares.

Item 2(e).	CUSIP Number:

23703Q203 (See Footnote 2 on Cover Page)

7

CUSIP No. 23703Q203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of September 30, 2024:

(i)	Percy Rockdale directly beneficially owned 166,030 Shares underlying ADSs it directly owned.
(ii)	CGIC directly beneficially owned 27,970,990 Shares underlying ADSs it directly owned.
(iii)	As the sole owner of CGIC, CIG may be deemed the beneficial owner of the 27,970,990 Shares underlying ADSs beneficially owned by CGIC.
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CUSIP No. 23703Q203

(iv)	As the sole owner of CIG, CGH may be deemed the beneficial owner of the 27,970,990 Shares underlying ADSs beneficially owned by CGIC.
(v)	As the sole Manager of Percy Rockdale and as a manager and Executive Chairman of CGH, Mr. Gorzynski may be deemed to beneficially own 28,137,020 Shares, consisting of (i) the 166,030 Shares underlying ADSs directly beneficially owned by Percy Rockdale and (ii) the 27,970,990 Shares underlying ADSs directly beneficially owned by CGIC.

(b)	Percent of class:

The following percentages are based on 328,513,282 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2023, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

As of September 30, 2024:

(i)	Percy Rockdale may be deemed to beneficially own less than 1% of the outstanding Shares;
(ii)	CGIC may be deemed to beneficially own approximately 8.5% of the outstanding Shares;
(iii)	CIG may be deemed to beneficially own approximately 8.5% of the outstanding Shares;
(iv)	CGH may be deemed to beneficially own approximately 8.5% of the outstanding Shares; and
(v)	Mr. Gorzynski may be deemed to beneficially own approximately 8.6% of the outstanding Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

9

CUSIP No. 23703Q203

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

10

CUSIP No. 23703Q203

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman & President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Manager

/s/ Michael Gorzynski
Michael Gorzynski

11